U.S. SEC  IISSION

15048291

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35158

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Clearing, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Barney — 314-875-2463
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of informatin contained in this form are not required to repond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathy Barney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of First Clearing, LLC, as of December 31, 2014, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None


DAVID FURST
Notary Public - Notary Seal
State of Missouri, St Louis County
Commission # 14981994
My Commission Expires Jun 7, 2018



Name: Kathy Barney
Title: Principal Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
First Clearing, LLC:

We have audited the accompanying statement of financial condition of First Clearing, LLC, (the Company), a wholly owned limited liability company of Wells Fargo Advisors, LLC, as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Clearing, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
February 24, 2015

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability
Company of Wells Fargo Advisors, LLC)
Statement of Financial Condition
December 31, 2014
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	327,101
Cash and securities segregated under federal and other regulations		1,018,803
Receivable from brokers, dealers and clearing organizations		1,658,036
Receivable from customers, net		5,841,286
Securities owned, at fair value		2,362
Receivable from affiliates		4,695
Other assets		136,696
Total assets	$	8,988,979
Liabilities and Member's Equity		
Short-term borrowings	$	202,768
Payable to brokers, dealers and clearing organizations		2,125,382
Payable to customers		4,089,291
Securities sold, not yet purchased, at fair value		311
Payable to affiliates		78,120
Accrued compensation and benefits		28,320
Accrued expenses and other liabilities		76,623
Total liabilities		6,600,815
Member's equity		2,388,164
Total liabilities and member's equity	$	8,988,979

The accompanying notes are an integral part of this Statement of Financial Condition.

(1) Organization and Basis of Presentation

First Clearing, LLC (the Company) is a wholly owned limited liability company of Wells Fargo Advisors, LLC (WFALLC). WFALLC and subsidiaries are owned by Wachovia Securities Financial Holdings, LLC (WSFH), a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are WFALLC and Wells Fargo Advisors Financial Network, LLC (FINET). WFALLC guarantees all the obligations and liabilities of the Company pursuant to a written guarantee of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company's primary activities are those of a clearing broker-dealer for WFALLC, FINET, Wells Fargo Securities, LLC (WFSLLC) and for unaffiliated correspondent broker-dealers. WFALLC and FINET introduce on a fully-disclosed basis substantially all of their customer transactions to the Company with whom each has correspondent relationships for clearance and depository services established in accordance with the terms and conditions of their respective clearance agreements.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Profit and loss arising from all securities transactions is recorded on a trade-date basis. Customer securities transactions are recorded on a settlement-date basis. Related execution and clearing fees and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are carried at fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from affiliates, short-term borrowings, payable to brokers, dealers and clearing organizations,

payable to customers and payable to affiliates are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned and sold, not yet purchased and qualifying securities for the exclusive benefit of customers under the customer protection rule (see Note 3) are recorded at fair value which is determined using quoted market or dealer prices, third-party pricing services, or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles (U.S. GAAP). The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 9).

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, Everen Capital Corporation (Everen) and Wells Fargo Investment Group, Inc. (WFIG). Certain states may subject the Company to entity-level taxation as a single member limited liability company.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2014, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue, dividends receivable, and capitalized software, net of accumulated amortization. Accrued expenses and other liabilities consist primarily of vendor payables and dividends payable. For internal-use software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized on a straight-line basis over three years, the expected life of the asset. The Company periodically reviews the estimated useful life of its capitalized software.

(Dollars in thousands)

(3) Cash and Securities Segregated Under Federal and Other Regulations

The Company is required to segregate funds in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). The Company performs the computation for assets in the proprietary accounts of broker-dealers (PAB) in accordance with the computation set forth in the Customer Protection Rule, so as to enable broker-dealers to include PAB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2014, the Company segregated qualifying securities with a fair value of $500,103 and $518,700 of cash for the exclusive benefit of customers and for PAB, of which $1,018,798 met the definition of segregated funds pursuant to the Customer Protection Rule.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2014, the fair value of this collateral was $8,449,825, of which $2,273,104 had been repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Offsetting of Securities Financing Agreements

Securities borrowing and lending agreements are subject to the master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted on the Statement of Financial Condition against the related collateralized liability. Collateral received by the Company includes securities and is not recognized on the Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets and liabilities underlying each arrangement fluctuate in value. While certain agreements may be over-collateralized, U.S. GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset or liability.

The following table shows the Company's securities financing agreements as of December 31, 2014:

Assets:		
Securities borrowing agreements		
Gross amounts recognized	$	1,362,525
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (1)		1,362,525
Non-cash collateral received not recognized in Statement of Financial Condition (2)		1,317,640
Net amount	$	44,885

(Dollars in thousands)

Liabilities:		
Securities lending agreements		
Gross amounts recognized	$	1,723,324
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (3)		1,723,324
Non-cash collateral pledged not recognized in Statement of Financial Condition (4)		1,658,667
Net amount	$	64,657

(1) Amount is reported in receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

(2) Represents the fair value of non-cash collateral received under enforceable MSLAs.

(3) Amount is reported in payable to brokers, dealers and clearing organizations on the Statement of Financial Condition.

(4) Represents the fair value of non-cash collateral pledged related to enforceable MSLAs.

(6) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2014:

Receivable from brokers, dealers and clearing organizations:		
Deposits paid for securities borrowed	$	1,362,525
Securities failed to deliver		42,764
Receivable from broker-dealer		73,440
Receivable from clearing organizations		179,307
	$	1,658,036
Payable to brokers, dealers and clearing organizations		
Deposits received for securities loaned	$	1,723,324
Securities failed to receive		75,850
Payable to broker-dealer		279,010
Payable to clearing organizations		47,198
	$	2,125,382

(7) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with cash and securities-based lending transactions. Receivable from customers consists primarily of margin loans to customers, customer cash debits, customer non-purpose loans and certain other customer receivables associated with brokerage customer transactions conducted at Wells Fargo Bank, N.A. (WFBNA). Payable to customers consists primarily of customer free credits.

(Dollars in thousands)

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts of $2,431 as of December 31, 2014.

(8) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2014, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
U.S. government and agency obligations	$ —	$ 1
State and municipal government obligations	—	10
Stocks and warrants	2,362	300
Total	$ 2,362	$ 311

(9) Fair Value Measurement

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Trading assets are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets, where available and classifies such instruments within Level 1 of the fair value hierarchy. Examples include some highly liquid government securities such as U.S. treasuries.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include state and municipal government obligations and certain stocks and warrants.

(Dollars in thousands)

For the year ended December 31, 2014, there were no transfers between Level 1 and Level 2. The Company has no assets or liabilities classified in Level 3 of the hierarchy.

The balances of assets and liabilities measured at fair value by level as of December 31, 2014, are as follows:

	Total	Level 1	Level 2	Level 3
Securities segregated under federal regulations:				
U.S. treasuries	$ 500,103	$ 500,103	$ —	$ —
Securities Owned:				
Stocks and warrants	$ 2,362	$ —	$ 2,362	$ —
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 1	$ 1	$ —	$ —
State and municipal government obligations	10	—	10	—
Stocks and warrants	300	—	300	—
Total securities sold, not yet purchased	$ 311	$ 1	$ 310	$ —

(10) Short-Term Financing

The Company had available $500,000 in an uncommitted unsecured line of credit with WFC. At December 31, 2014, the Company had $720 outstanding on this line of credit which is included in short-term borrowings on the Statement of Financial Condition. The interest on this loan is calculated using the WFC average cost of funds. The cost of funds rate is based on one-month LIBOR rate plus 120 basis points.

Short-term borrowings also include $2,048 in outstanding bank drafts as of December 31, 2014.

Also, the Company had available $1,000,000 in an uncommitted unsecured line of credit with WFALLC. The Company had a balance outstanding on this line of credit of $200,000 at December 31, 2014 which is included in short-term borrowings on the Statement of Financial Condition.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with WFBNA, an affiliated financial institution. The entire line of credit with WFBNA is collateralized by securities owned by the Company. The entire line of credit with WFBNA is also available to WFALLC. At December 31, 2014, neither the Company nor WFALLC had any balances outstanding on this line of credit.

(Dollars in thousands)

The Company had available $1,000,000 in an uncommitted unsecured line of credit with WSFH. The entire line of credit with WSFH is also available to WFALLC . At December 31, 2014, neither the Company nor WFALLC had any balances outstanding on this line of credit.

(11) Subordinated Borrowings

The Company has a $250,000 subordinated revolving line of credit with WFC. The line bears interest at a rate to be negotiated at the time of each advance. All advances can be made until December 31, 2020 and any outstanding advances are due to be repaid no later than December 31, 2021. For the year ended December 31, 2014, there were no borrowings on this subordinated note.

Borrowings under this subordinated line are allowable in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(12) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014, the Company had net capital of $2,031,493 which was $1,948,067 in excess of its required minimum net capital of $83,426 At December 31, 2014, the Company's net capital balance was 48.70% of aggregate debit balances.

(13) Employee Benefits

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation subject to statutory limits. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Matching contributions are 100% vested. The 401(k) Plan includes a discretionary profit sharing contributions feature which allows WFC to make a contribution to eligible employees' 401(k) Plan accounts. Profit sharing contributions are vested after three years of service.

(14) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations product support and general and administrative support services.

(Dollars in thousands)

Clearing Services

The Company provides retail clearing services for its affiliates, WFALLC, FINET, and WFSLLC. The Company collects revenues from customers on behalf of WFALLC, FINET, and WFSLLC from which it deducts its retail clearing service fees. At December 31, 2014, the Company owed $279,451 to WFALLC, $18,239 to FINET, and $24 to WFSLLC which are included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

In conjunction with the retail clearing services provided to WFALLC and FINET, the Company rebates all interest income earned on margin and non-purpose loan balances of WFALLC and FINET retail customer relationships to WFALLC and FINET net of the interest expense incurred by the Company to finance those margin loans.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts.

Securities Lending Activities

At December 31, 2014, the Company had $47,704 outstanding with WFSLLC related to securities loaned, which is included in payable to brokers, dealers and clearing organizations on the Statement of Financial Condition. The Company also had $124,775 due from WFSLLC related to securities borrowed at December 31, 2014, which is included in receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

Money Market and Mutual Funds

As of December 31, 2014, the Company has a receivable of $8,256 from Wells Fargo Funds Distributors, LLC (WF Funds), an affiliated mutual fund company related to settlement of overnight deposit balances. This receivable is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

Other

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2014, the Company had a payable to WFBNA totaling $67,529, which is included in payable to affiliates in the Statement of Financial Condition.

The Company earns fees from providing support and services in connection with client assets under third-party management, including mutual funds. Certain mutual funds may be affiliated with the Company.

At December 31, 2014, the Company had $4,695 due from WFC and its affiliates, which is included in receivable from affiliates in the Statement of Financial Condition. The Company also owed $10,591 to WFC and its affiliates, which is included in payable to affiliates in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(15) Capital Contributions

For the year ended December 31, 2014, the Company received capital contributions totaling $700,000 from WFALLC. The Company's ability to receive capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(16) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. The Company also offers its customers non-purpose loans. These transactions may expose the Company to significant off-balance-sheet risk in the event margin and other contractual collateral are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin and other contractual collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin and other contractual collateral levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(17) Commitments and Contingent Liabilities

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2014 related to these indemnification clauses.

(18) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2014 through February 24, 2015, the date the Company issued its Statement of Financial Condition. During this period, there have been no material events that would require recognition or disclosure in the Statement of Financial Condition.